Filed by American Skiing Company
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14A-12 Under the Securities Exchange Act of 1934
                              Subject Company: MeriStar Hotels and Resorts, Inc.
                                                    Commission File No.: 1-14331

THE FOLLOWING IS THE PRESS RELEASE ISSUED BY AMERICAN SKIING COMPANY ON JANUARY 3, 2001 THE FOLLOWING DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

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                             Box 450 Bethel ME 04217
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                      Phone: 207-824-8100 Fax: 207-824-5274
                          e-mail: skip@sundayriver.com
                              News and information
Contacts:
Skip King, Media Relations, 207-824-5020
Dan Kashman, Investor Relations, 207-824-5013


Date:  3 January 2001
Release:  Immediate
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                      Winter is back, and so are the skiers

      Newry, ME - With the return to normal winter weather patterns over most of ski country, skiers and snowboarders flocked to American Skiing Company (NYSE:
SKI) resorts over the Christmas holiday period.
      For the seven-day period ending December 31, total system-wide skier visits were up approximately16 percent over the comparable period in the prior year. American Skiing Company officials also said total revenues for the week were up approximately 24 percent, giving the Company the single largest week of revenue in its history.
      "We view that as a promising recovery after two disappointing Christmas holiday seasons," said American Skiing Company chairman Leslie B. Otten. "We believe that it demonstrates the resilience of the market."
      Normal snowmaking temperatures helped New England resorts to open all mountain areas and provide quality conditions. Many resorts, including Sunday River and Mount Snow, completed trail openings on snowmaking trails ahead of schedule.
      Killington, VT, boosted its snowmaking capacity by 30 percent this year, allowing it to open trails faster. It entered the holiday period with nearly twice the open terrain of any other resort in New England.
      As expected, The Canyons in Utah also posted solid gains. As a result of last March's opening of the resort village at the base of the mountain, the addition of "Dreamscape," its eighth mountain peak and a new "Cabriolet" gondola lift, which transports day visitors to the village core, The Canyons shattered its previous Christmas attendance record.
      Heavenly saw solid gains year-over-year. The resort improved performance due to the largest snowmaking system in the western United States and its new gondola, which transports guests in the downtown South Lake Tahoe, CA/Stateline, NV community directly to the slopes.
      "Heavenly's gondola has already served approximately 21,000 visitors since it opened two weeks ago," said Otten. "More than 10,000 non-skiing sightseers bought tickets to ride the new lift during the holidays. Access to the mountain from downtown has had a positive impact on both visits and the pace at the existing base lodges. In the long term, we believe the gondola will play a significant role in the resort's growth."
      On the real estate front, Steamboat, Heavenly and The Canyons all saw strong interest from prospective vacation home purchasers over the holiday week.
      "It's important to remember that this information is a snapshot of the Christmas holiday period," said Otten. "We still have part of the second fiscal quarter to go. Still, we believe that the Company's performance during the

Christmas holiday week bodes well. We've got our first major milestone successfully behind us, and the rest of the season looks promising. Reservations for the remainder of the season are up significantly, real estate projects are showing solid interest and ski conditions at our resorts are outstanding."
      American Skiing Company's second fiscal quarter of 2001 closes on January 28, 2001.

Headquartered in Newry, Maine, American Skiing Company is the largest operator of alpine ski, snowboard and golf resorts in the United States. Its resorts include Steamboat in Colorado; Killington, Mount Snow and Sugarbush in Vermont; Sunday River and Sugarloaf/USA in Maine; Attitash Bear Peak in New Hampshire; The Canyons in Utah; and Heavenly in California/Nevada. The Company recently announced plans to merge with Meristar Hotels and Resorts (NYSE: MMH) and form a new 4-season leisure and hospitality company to be named Doral International. The merger is expected to be completed during the first calendar quarter of 2001.

The historical and forward-looking statements about American Skiing Company contained in this press release are not based on historical facts, but rather reflect American Skiing Company's current expectations concerning future results and events. Similarly, statements that describe the company's objectives, plans or goals are or may be forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties. In addition to factors discussed above, other factors that could cause actual results, performances or achievements to differ materially from those projected include, but are not limited to, the following: changes in regional and national business and economic conditions affecting both American Skiing Company's resort operating and real estate segments; competition and pricing pressures; failure to effectively integrate or operate recently acquired companies and assets; failure to renew or refinance existing financial liabilities and obligations or attain new outside financing; failure of on-mountain improvements and other capital expenditures to generate incremental revenue; adverse weather conditions regionally and nationally; seasonal business activity; changes to federal, state and local land use regulations; changes to federal, state and local regulations affecting both American Skiing Company's resort operating and real estate segments; litigation involving anti-trust, consumer and other issues; failure to renew land leases and forest service permits; disruptions in water supply that would impact snowmaking operations and impact operations; the loss of any of our executive officers or key operating personnel; control of American Skiing Company by principal stockholders; failure to hire and retain qualified employees and other factors listed from time-to-time in American Skiing Company's documents filed by the Company with the Securities Exchange Commission. The forward-looking statements included in this document are made only as of the date of this document and under section 27A of the Securities Act and section 21E of the Exchange Act, we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

                                  www.peaks.com


                                     * * *


         American Skiing Company plans to file a Registration Statement on Form S-4 with the SEC in connection with the merger transaction. The Form S-4 will contain a prospectus, a proxy statement for the special meetings of both American Skiing and MeriStar Hotels & Resorts, Inc. and other documents.
American Skiing and MeriStar plan to mail the joint proxy statement and prospectus contained in the Form S-4 to their stockholders. The Form S-4 and joint proxy statement and prospectus will contain important information about American Skiing, Meristar, the merger and related matters. Investors and stockholders should read the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed by both American Skiing and Meristar as an exhibit to each's respective Form 8-K dated December 11, 2000. The Form S-4, the joint proxy statement and prospectus, the Form 8-Ks and all other documents filed with the SEC in connection with the merger transaction will be available when filed free of charge at the SEC's web site, at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the SEC in connection with the merger will be made available to investors free of charge by calling or writing to the American Skiing and MeriStar contact addresses listed above.
         In addition to the Form S-4, the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger, both American Skiing and MeriStar are obligated to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov.
         The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of MeriStar's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by MeriStar. A list of "participants in the solicitation" of American Skiing's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by American Skiing.